Atlas Copco

RECEIVED

2006 AUG -7 A 9:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2 [redacted]

06015767

Stockholm, Sweden, August 2, 2006

SUPPL

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, marked with the above stated number:

- Atlas Copco to increase manufacturing capacity for screw compressor elements

Atlas Copco AB
Corporate Communications

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

Julia Proos

Sent by DHL 478 6240 060

G:\Group Communications\RUTINER\SEC letter.doc

For further information please contact:
Ronnie Leten, Business Area President, Compressor Technique
+32 (0)3 870 2938 or +32 (0)477 222 685

Joanna Canton, Media Relations Manager
+44 (0)1442 22 23 12 or +44 (0)7971 65 01 15

Atlas Copco to increase manufacturing capacity for screw compressor elements

Stockholm, Sweden, August 2, 2006: Atlas Copco is to expand the manufacturing capacity of its facility in Antwerp, Belgium, which produces screw compressor elements. The investment has a value of MSEK 60 (MEUR 6.5).

The demand for screw compressors has been showing a solid and sustained growth for all brands within Atlas Copco's Compressor Technique business area during the past years. At the same time, the introduction and market acceptance of new compressor elements and new compressor types has further boosted the demand.

"To be able to meet the high demand for screw compressors, we will further increase the manufacturing capacity of Atlas Copco's Airpower plant in Antwerp in Belgium," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

The investment consists of a number of highly automated machine tools for manufacturing the core components of screw compressors. The installation of the new machines is expected to be completed in mid 2007.

The production facility where the investment is being made is part of the Airtec division within Atlas Copco's Compressor Technique business area. The investment will create 12 new job opportunities.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Airtec is a division within Atlas Copco's Compressor Technique business area. It develops and manufactures compressor elements and core parts exclusively for use in Atlas Copco's oil-free and oil-injected screw compressors, tooth and turbo compressors. Airtec's headquarters, high tech laboratories and production center are located in Antwerp, Belgium.